Exhibit 99.1

Pier 1 Imports, Inc.

Stock Purchase Plan

As of December 31, 2017 and 2016 and

for the three years ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants, Plan Administrator of Pier 1 Imports, Inc. Stock Purchase Plan and the Audit Committee of Pier 1 Imports, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the Pier 1 Imports, Inc. Stock Purchase Plan (“Plan”) as of December 31, 2017 and 2016, and the related statements of income (loss) and changes in plan equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 2017 and 2016, and the income (loss) and changes in plan equity for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2009

Fort Worth, Texas
May 1, 2018

Pier 1 Imports, Inc. Stock Purchase Plan Statements of Financial Condition December 31, 2017 2016 Pier 1 Imports common stock, at fair value (cost of $4,258,207, $3,860,512 respectively) $3,361,264 $5,052,316 Receivables: Participants’ contributions 144,194 137,627 Company contributions 36,049 34,408 Total receivables 180,243 172,035 Total assets $ 3,541,507 $ 5,224,351 Liabilities and Plan Equity Participant withdrawals payable $ 103,331 $ 156,733 Plan equity 3,438,176 5,067,618 Total liabilities and plan equity $ 3,541,507 $ 5,224,351 See accompanying notes to financial statements.

Pier 1 Imports, Inc.
Stock Purchase Plan

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2017	2016

ASSETS

Pier 1 Imports' common stock, at fair value
(cost of $4,258,207 and $3,860,512, respectively)	$3,361,264	$5,052,316

Receivables:
Participants' contributions	144,194	137,627
Company contributions	36,049	34,408
Total receivables	180,243	172,035

Total assets	$3,541,507	$5,224,351

LIABILITIES AND PLAN EQUITY

Participant withdrawals payable	$103,331	$156,733

Plan equity	3,438,176	5,067,618

Total liabilities and plan equity	$3,541,507	$5,224,351

See accompanying notes to financial statements.

Pier 1 Imports, Inc. Stock Purchase Plan Statements of Income (Loss) and Changes in Plan Equity For the Year Ended December 31, 2017 2016 2015 Contributions: Participants $ 1,578,130 $ 1,558,505 $ 1,775,536 Company 394,556 389,642 443,901 Total contributions 1,972,686 1,948,147 2,219,437 Dividends 180,533 121,706 58,039 Participant withdrawals (1,019,421) (950,864) (1,041,936) Investment gain (loss): Net unrealized appreciation (depreciation) in fair value of Pier 1 Imports’ common stock (2,088,746) 3,434,135 (1,918,717) Net realized loss on distribution of Pier 1 Imports’ common stock (674,494) (1,288,570) (574,013) Net change in plan equity (1,629,442) 3,264,554 (1,257,190)   Plan equity:  Beginning of year 5,067,618 1,803,064 3,060,254  End of year $ 3,438,176 $ 5,067,618 $ 1,803,064 See accompanying notes to financial statements.

Pier 1 Imports, Inc.
Stock Purchase Plan

STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY

	For the Year Ended December 31,
	2017	2016	2015
Contributions:
Participants	$1,578,130	$1,558,505	$1,775,536
Company	394,556	389,642	443,901
Total contributions	1,972,686	1,948,147	2,219,437

Dividends	180,533	121,706	58,039

Participant withdrawals	(1,019,421)	(950,864)	(1,041,936)

Investment gain (loss):
Net unrealized appreciation (depreciation) in
fair value of Pier 1 Imports' common stock	(2,088,746)	3,434,135	(1,918,717)
Net realized loss on distribution of
Pier 1 Imports' common stock	(674,494)	(1,288,570)	(574,013)

Net change in plan equity	(1,629,442)	3,264,554	(1,257,190)

Plan equity:
Beginning of year	5,067,618	1,803,064	3,060,254

End of year	$3,438,176	$5,067,618	$1,803,064

See accompanying notes to financial statements.

Pier 1 Imports, Inc.

Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

PLAN DESCRIPTION

General

The following description of the Pier 1 Imports, Inc. Stock Purchase Plan (“Plan”) adopted by Pier 1 Imports, Inc. (“Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Company established the Plan to provide all eligible employees and non-employee directors an opportunity to acquire an ownership interest in the Company and, as a result, align participants’ interests with the Company’s shareholders. The Plan provides a voluntary method of acquiring shares of Pier 1 Imports’ common stock in convenient installments by payroll and other compensation deductions, supplemented by matching contributions from the Company.

The Plan has been in effect since 1980. The Company, assisted by the Administrative Committee, administers the Plan. The Administrative Committee is the Compensation Committee of the Company’s Board of Directors.  The Company’s Board of Directors approved an amendment of the Plan on March 26, 2010, which was subsequently approved by the shareholders on June 29, 2010, authorizing, among other things, adding an additional 3,500,000 shares to the Plan and extending the term of the Plan for five years.  The Plan amendment was applied prospectively.  On December 1, 2013, the Plan was restated as amended.  This amendment did not add additional shares or extend the term of the Plan.  On April 3, 2014, the Company’s Board of Directors approved an amendment of the Plan, which was approved by the Company’s shareholders on June 20, 2014, extending the term of the Plan for ten years (through June 20, 2024).  The number of shares available under the Plan was not increased.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.

Eligibility

All employees who have attained the age of majority in their state or province of residence and have completed 60 days of continuous employment with the Company, or one of the designated subsidiaries that has adopted the Plan, are eligible to participate in the Plan. Non-employee members of the Board of Directors of the Company are also eligible to participate in the Plan.

Contributions

A participant must specify the amount to be withheld through payroll deductions, with a minimum of $2.50 per week and a maximum of 20% of compensation. The Plan also provides that non-employee directors may contribute to the Plan all or a portion of cash director fees earned. Subject to the Plan’s limitations, compensation deductions may be increased or decreased at any time by the participant.  The Company contributes to the Plan for each participant an amount equal to 25% of such participant’s compensation deduction.

Participant Accounts

The Company maintains a Plan account in the name of each participant. Funds deducted monthly from each participant’s pay as elected and authorized by the participant are credited to each participant’s Plan account plus the Company’s contribution on the participant’s behalf as described above. The Plan allows the Company to administer the Plan and to use the contributed funds to purchase shares of Pier 1 Imports’ common stock either on the open market through a broker designated by the Administrative Committee, or directly from the Company. No open market purchases may be made at a price which is greater than the fair market value for Pier 1 Imports’ common stock on the date of purchase.  Purchases of shares from the Company’s treasury are made at the New York Stock Exchange (“NYSE”) closing price for Pier 1 Imports Inc.’s common stock on the last trading day of each calendar month.  Shares purchased are allocated to the accounts of participants in proportion to the funds received for each respective account.

Each participant acquires full ownership of all shares and fractional shares allocated to his or her account. All shares are registered in the name of the Plan and remain registered in the Plan’s name until delivery of the shares to the participant pursuant to the Plan.

All shares in a participant’s account will initially be classified under the Plan as “unreleased” and may not be sold, assigned, pledged or otherwise disposed until “released” which occurs at least once each calendar year. Once shares are “released”, such shares may be sold or transferred by the participant at any time. Further, upon any participant’s death or termination of employment or cessation of services as a Director, as applicable, the participant automatically withdraws from the Plan and all shares in the participant’s account at such time will be delivered.

A participant’s Plan account is credited with all dividends, if any, paid on full and fractional shares held in his or her Plan account.  All cash dividends are reinvested under the Plan in Pier 1 Imports’ common stock.  Dividends totaled $180,533, $121,706 and $58,039 in 2017, 2016 and 2015, respectively.

Vesting

Participants immediately vest in all contributions to their Plan accounts. Except for the limitations described above on “unreleased” shares, participants have full rights of ownership of Pier 1 Imports’ common stock held in their Plan accounts, including voting and dividend rights.

Amendment or Termination of the Plan

The Company’s Board of Directors may amend, suspend or terminate the Plan at any time. An amendment, suspension or termination will not result in the forfeiture of any funds contributed by a participant or the Company, or of any shares or fractional shares purchased for a participant, or any dividends or other distributions with respect to such shares, that were effective before the effective date of the amendment, suspension or termination. Certain material amendments to the Plan must be submitted to the Company’s shareholders for approval.

Administration and Expenses

The Company manages the Plan’s assets. The Company pays all administrative expenses related to the purchase, custody and record keeping of Pier 1 Imports’ common stock held as part of the Plan.  These expenses may include brokers’ commissions, transfer fees, administrative costs and other similar expenses.  Expenses related to the disposition or transfer of shares after they have been “released” to the participant from his or her Plan account, are borne by the participant.

Income Tax Status

Participants’ contributions are deducted from after-tax earnings and the Company’s contributions are treated as “earned income” to the participant in the period accrued, consequently, management believes that the Plan is not subject to income tax under the Internal Revenue Code.

The Plan is not a separate legal entity and, therefore, is not subject to audits by any taxing jurisdictions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Concentration of Investment – Risks and Uncertainties

All contributions to the Plan are invested in Pier 1 Imports’ common stock.  Accordingly, the underlying value of the Plan assets is dependent upon the performance of the Company and the market’s evaluation of such performance.  Changes in the fair value of Pier 1 Imports’ common stock could materially affect a participant’s account balance and the amounts reported in the Statements of Financial Condition and the Statements of Income (Loss) and Changes in Plan Equity.

Contributions

Participant and Company contributions are accrued in the period in which participants’ contributions are deducted from their pay/fees.

Pier 1 Imports’ Common Stock Valuation

Pier 1 Imports’ common stock held by the Plan in participants’ accounts is stated at fair value using closing prices as quoted by the NYSE.  The cost of participant shares distributed or withdrawn is assessed on a first-in-first-out basis to compute gains and losses.  Purchases of shares from the Company’s treasury are made at the NYSE closing price for Pier 1 Imports’ common stock on the last trading day of each calendar month.

Fair Value Measurements

All investments held by the Plan are valued using Level 1 Inputs, which as defined by Accounting Standards Codification 820, Fair Value Measurement, are unadjusted quoted prices in active markets for identical assets or liabilities.

Investment Gain (Loss)

In the Statements of Income (Loss) and Changes in Plan Equity, the investment gain (loss) in the fair value of Pier 1 Imports’ common stock is presented, which consists of realized losses calculated as the difference between cost and the fair value of the Company’s common stock on the date of delivery of the shares to the participant, and the net unrealized appreciation (depreciation) on those investments not yet distributed or transferred to Plan participants.  Additionally, net unrealized appreciation (depreciation) includes reclassifications from unrealized appreciation (depreciation) recorded in previous fiscal periods to realized gains (losses) when applicable.  In 2017, 2016 and 2015, such reclassification amounts were $0.2 million, $1.4 million and $0.4 million, respectively.

Withdrawals

Participant withdrawals of Pier 1 Imports’ common stock are recorded at fair value on the date of withdrawal. Participant withdrawals payable is recorded at fair value of the NYSE closing price for Pier 1 Imports Inc.’ common stock on the last trading day of December for each respective year.

Investments in Pier 1 Imports’ Common Stock

The following is a summary of the Pier 1 Imports’ common stock activity for the years ended December 31, 2017, 2016 and 2015.

	Shares	Cost	Fair Value
Balances at December 31, 2014	187,778	$3,215,407	$2,891,793
Purchases	213,108	2,277,452	2,277,452
Withdrawals	(78,820)	(1,611,214)	(1,037,201)
Changes in fair value:
Net unrealized loss	—	—	(1,918,717)
Net realized loss	—	—	(574,013)
Balances at December 31, 2015	322,066	3,881,645	1,639,314
Purchases	412,027	2,084,946	2,084,946
Withdrawals	(142,487)	(2,106,079)	(817,509)
Changes in fair value:
Net unrealized gain	—	—	3,434,135
Net realized loss	—	—	(1,288,570)
Balances at December 31, 2016	591,606	3,860,512	5,052,316
Purchases	395,658	2,145,011	2,145,011
Withdrawals	(175,365)	(1,747,316)	(1,072,823)
Changes in fair value:
Net unrealized loss	—	—	(2,088,746)
Net realized loss	—	—	(674,494)
Balances at December 31, 2017	811,899	$4,258,207	$3,361,264

Shares Cost Fair Value Balances at December 31, 2014 187,778 $3,215,407 $2,891,793 Purchases 213,108 2,277,452 2,277,452  Withdrawals (78,820) (1,611,214) (1,037,201) Changes in fair value:  Net unrealized loss ----- ----- (1,918,717) Net realized loss ----- ----- (574,013) Balances at December 31, 2015 322,066 $3,881,645 $1,639,314  Purchases 412,027 2,084,946 2,084,946  Withdrawals (142,487) (2,106,079) (817,509) Changes in fair value: Net unrealized gain ----- ----- 3,434,135  Net realized loss ----- ----- (1,288,570) Balances at December 31, 2016 591,606 $3,860,512 $5,052,316  Purchases 395,658 2,145,011 2,145,011  Withdrawals (175,365) (1,747,316) (1,072,823) Changes in fair value:  Net unrealized gain ----- ----- (2,088,746) Net realized loss ----- ----- (674,494) Balances at December 31, 2017 811,899 $4,258,207 $3,361,264

Available Common Stock

The Company had 2,619,509 and 3,015,164 shares of registered common stock issuable under the Plan as of December 31, 2017 and 2016, respectively.  The NYSE closing price of Pier 1 Imports’ common stock was $4.14 and $8.54 as of December 31, 2017 and 2016, respectively.  The total number of shares held by the Plan on December 31, 2017 and 2016 was 811,899 and 591,606, respectively.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-167961) pertaining to the Pier 1 Imports, Inc. Stock Purchase Plan of our report dated May 1, 2018, with respect to the financial statements of the Pier 1 Imports, Inc. Stock Purchase Plan for the year ended December 31, 2017 included as Exhibit 99.1 in the fiscal 2018 Annual Report (Form 10-K) of Pier 1 Imports, Inc.

/s/ Ernst & Young LLP

Fort Worth, Texas
May 1, 2018